Form of Additional Warrant

WARRANT AGREEMENT

This Warrant Agreement (the “Warrant”) is issued to ____________ LLC, a Michigan limited liability company (“Investor”) by Players Network, Inc., a Nevada corporation (“Players”) this __ day of _______________ 201_ (the “Grant Date”) in connection with a certain loan of ________________________ and no/100 Dollars ($_____0,000.00) made on made on ____________________, 201_, and evidenced by that certain Promissory Note issued by Players to Investor (the “Advance”). This Warrant is executed in connection with that certain letter agreement dated November __, 2016 and effective as of November 2, 2017 by and between Investor and Players (the “Letter Agreement”). Capitalized terms not otherwise defined herein have the meanings specified in the Letter Agreement.

1.       Number of Shares. Subject to the terms and conditions hereinafter set forth, Investor is entitled, upon surrender of this Warrant to Players at 1771 E. Flamingo Road, Suite 201-A, Las Vegas, NV 89119 (or at such other place as Players shall notify Investor in writing), to purchase from Players up to _______________________ shares of Players’ common stock, par value $0.001 per share (“Common Stock”) at the Exercise Price (defined below), subject to adjustment as provided in Section 6 hereof.

2.       Exercise Price. The exercise price (the “Exercise Price”) for the shares of Common Stock purchasable hereunder (each, a “Warrant Share” and collectively, the “Warrant Shares”) shall be equal to One Hundred Twenty Five Percent (125%) of the average Closing Price for Players’ Common Stock over the thirty (30) trading days immediately preceding the date of the applicable Additional Advance (the “Pre-Advance Closing Average”). Notwithstanding the foregoing, if during the ninety (90) trading day period immediately following the date hereof, the average Closing Price for Players’ Common Stock is equal to or less than Eighty Percent (80%) of the Pre-Advance Closing Average (the “Post-Advance Closing Average”), then the Exercise Price shall be equal to One Hundred Twenty Five Percent (125%) of the Post-Advance Closing Average. In all events the Exercise Price shall be subject to adjustment as specified in Section 6 below.

3.       Exercise Period.

A.        Generally. This Warrant shall become exercisable on the first Business Day (i.e., any day other than a Saturday or Sunday during which banks in Southeast Michigan are open for business) following the close of the four (4) month period beginning on the Grant Date (the “Vesting Date”) and shall remain exercisable for the two (2) year period beginning on Vesting Date.

B.       Reduced Exercise Period. Notwithstanding anything to the contrary contained herein, if the Closing Price for Players’ stock on each of the thirty (30) trading days preceding the Vesting Date of any Warrants issued hereunder (the “Pre-Vesting Pricing Period”) is equal to or in excess of two hundred percent (200%) over the strike price (i.e., three hundred percent (300%) of the strike price or more) of such Warrant, then Players shall have the right, by delivery of written notice (during the ten (10) Business Days immediately following the close of the Vesting Period) to Investor (the “Warrant Notice”), to reduce the length of the Exercise Period with respect to such Warrants to the forty five (45) day period (or if later until the first Business Day following such forty five (45) day period) following Investor’s receipt of such Warrant Notice (the “Reduced Exercise Period”). If Investor elects not to exercise any portion of this Warrant during such Reduced Exercise Period, any such unexercised Warrants shall lapse and be of no further effect. For the avoidance of doubt, if Players elects not to provide or does not timely provide the Warrant Notice to Investor, the Exercise Period of such Warrants shall remain two (2) years from the Vesting Date.

4.       Exercise.

A.        Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3, Investor may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

i.	delivery of a duly executed and completed Notice of Exercise in the form attached hereto (the “Exercise Notice”), to Players at the address as provided for in Section 12; and

ii.	the payment of the Exercise Price as specified in Section 4(B) below.

B.       Payment. Within ten (10) Business Days of delivery of the Exercise Note, Investor shall pay the Exercise Price by any one or combination of the following means: (i) in cash (by cashier’s check or wire transfer to the account designated by Players from time to time); (ii) in previously owned whole shares of Players stock (for which Investor has good title, free and clear of all liens, claims and/or encumbrances of any kind (each, a “Lien”)); (iii) by authorizing Players to retain whole shares which would otherwise be issuable upon exercise of the Warrants having a fair market value (at the average high and low trading prices on the date of exercise) equal to the exercise price for such Warrants; and/or (iv) by applying to the exercise price that portion of the principal and interest accrued and unpaid in respect of one or more Advances equal to the exercise price for such Warrants. Failure to deliver the Exercise Price within the time period specified in this Section 4(B) shall be deemed a withdrawal by Investor of the Exercise Notice.

5.       Certificate for Shares. No later than ten (10) Business Days following delivery of payment of the Exercise Price for the exercised Warrants, Players shall deliver to Investor one or more certificates for the number of shares of Common Stock so purchased. All shares of Common Stock so issued shall be fully paid and nonassessable and free from all taxes, Liens, and charges with respect to the issuance thereof.

6. Adjustment of Exercise Price and Kind and Number of Shares. The number and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

A.       Subdivisions, Combinations and Other Issuances. If Players shall at any time prior to the expiration of this Warrant (i) subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or (ii) issue additional shares of its Common Stock or other equity securities as a dividend with respect to any shares of its Common Stock, then:

a.	the number of shares of Common Stock issuable on the exercise of this Warrant shall immediately be proportionately increased and the Exercise Price proportionately decreased in the case of a subdivision (by stock split, stock dividend or otherwise), or

b.	the number of shares issuable on the exercise of this Warrant proportionately decreased and the Exercise Price proportionately increased in the case a combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

B.       Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the Common Stock of Players (other than as a result of a subdivision, combination, or stock dividend provided for in Section 6(A) above), then, as a condition of such reclassification, reorganization, or change, Players shall provide Investor with all documentation necessary or desirable in Investor’s sole discretion to ensure that Investor has the right during the Exercise Period specified in Section 3 above to purchase, at a total price equal to the Exercise Price, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change were Investor a holder of that number of shares of Common Stock were the Warrants exercisable by Investor immediately prior to such reclassification, reorganization, or change. Appropriate provisions shall be made with respect to the rights and interest of Investor so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, to ensure that the economic benefits of this Warrant are maintained.

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C.       Common Stock. For the purposes of this Section 6, the term “Common Stock” shall mean (i) the class of stock designated as the Common Stock of Players at the date of this Warrant or (ii) any other class of stock resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, or from no par value to par value, or from par value to no par value.

D.       Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, Players shall promptly notify the holder of such event and of the number of shares of Common Stock or other securities or property thereafter purchasable upon exercise of this Warrant and of the Exercise Price.

7.       Certain Representations and Covenants of Players. In addition to any other representations or warranties made by Players in the Letter Agreement, Players represents, warrants and/or covenants (as applicable) to Investor that:

A.       Players has the power and authority to grant the Warrant and transfer and sell the Common Stock underlying the Warrant upon exercise. Players’ grant of the Warrant and transfer of the underlying Common Stock upon exercise will not: (i) violate any agreement to which Players or the Company is subject; (ii) violate Players’ Articles of Incorporation or Bylaws or other governing documents; and (iii) will not violate any court order to which Players is subject.

B.       Players’ grant of the Warrant and the transfer of the Common Stock underlying the Warrant upon exercise will not violate any federal or state law applicable to Players.

8.       No Fractional Shares or Scrip. No fractional shares or script representing fractional shares shall be issued upon the exercise of this Warrant.

9.       No Stockholder Rights. Prior to exercise of this Warrant, Investor shall not be entitled to any rights of a stockholder with respect to the shares of Common Stock issuable on the exercise hereof, including (without limitation) the right to vote such shares of Common Stock, receive dividends or other distributions thereon, exercise preemptive rights or be notified of stockholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section 9 shall limit the right of Investor to be provided the notices required under this Warrant.

10.       Assignment; Successors and Assigns. Investor shall have the right to assign all or any portion of its rights or obligations hereunder at any time, so long as the assignees sign the Letter Agreement and becomes a party thereto. To the extent of such assignment, the assignees shall be considered the Investor hereunder and thereunder. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, Players and Investor and their respective successors and assigns.

11.       Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of Players and Investor. Any waiver or amendment effected in accordance with this Section 11 shall be binding upon Investor and each holder of any shares of Common Stock purchased under this Warrant at the time outstanding, each future holder of all such Common Stock, and Players. Notwithstanding the foregoing, Players may at any time during the term of this Warrant, without the consent of Investor, reduce the Exercise Price to any amount and for any period of time deemed appropriate, or make any other change favorable (and not in any respect unfavorable) to the interests of Investor, as determined in good faith by Players.

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12.       Notices. All notices and other communications required or permitted hereunder must be in writing and, except as otherwise noted herein, must be addressed to the address specified in the Letter Agreement.

13.       Attorneys’ Fees. If any action of law or equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to its reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which it may be entitled.

14.       Captions. The section and subsection headings of this Warrant are inserted for convenience only and shall not constitute a part of this Warrant in construing or interpreting any provision hereof.

15.       Governing Law. This Warrant shall be governed by the laws of the State of Michigan, without regard to the provisions thereof relating to conflict of laws.

IN WITNESS WHEREOF, Players has executed this Warrant effective as of the date first written above.

Players Network, Inc.

a Nevada corporation

By
Mark Bradley, CEO

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NOTICE OF EXERCISE

To: Players Network, Inc.

Date: _____________

The undersigned hereby elects to Purchase __________ shares of Common Stock of the Company pursuant to the terms of the attached Warrant and payment of the Exercise Price of three cents ($0.03) per share as required under such Warrant accompanying this notice, for a total purchase price of $________.

The undersigned hereby requests that certificates for the shares of Common Stock purchased hereby be issued in the following name to the following address:

(please print or type name and address and include taxpayer identification number)

If such number of shares of Common Stock shall not be all the shares evidenced by the attached Warrant, a new Warrant (with the same terms and conditions) for the balance of such shares shall be registered in the name of, and delivered to, Investor.

INVESTOR:

By:

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